

Mail Stop 4720

May 9, 2017

Craig L. Nix
Chief Financial Officer
First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, NC 27609

> **Re: First Citizens BancShares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-16715**

Dear Mr. Nix:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations

FDIC-Assisted Transactions, page 30

1.   We note on page 31 that you adjusted the FDIC shared-loss payable under the two remaining shared-loss agreements related to First Regional Bank and United Western Bank in conjunction with the early termination of Sun American Bank and Colorado Capital Bank which resulted in a one-time pre-tax adjustment of $20 million. You state that the clawback liabilities were adjusted to conform to the methodology used to determine the net termination payment. Please tell us why you changed the payable amount related to FDIC shared-loss agreements that have not been terminated or otherwise modified and how you calculated the pre-tax benefit of $20 million. In addition

please tell us how you determined that these adjustments should be accounted for as a change in estimate.

<u>Adjusted Allowance for Loan and Leases Losses, page 47</u>

2.   Please tell us how you considered whether the non-GAAP measure "Adjusted Allowance for Loan and Leases Losses" uses an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder at (202) 551-3294 or me at (202) 551-3291 with any questions.

                                Sincerely,

                                /s/ H. Stephen Kim

                                H. Stephen Kim
                                Assistant Chief Accountant
                                Office of Financial Services